Sit Investment Associates
Mutual Funds Newsletter
Winter 2012

2011 Sit Mutual Funds Review

U.S. Government Securities (+2.72%)
The Fund's focus on high-coupon seasoned mortgages continues to provide consistent performance as 2011 marked the 24th consecutive calendar year of positive returns for the Fund. The Fund's 12-month distribution rate was +2.87%.

Minnesota Tax-Free (+10.64%)
The Fund's high level of income and price appreciation of revenue bonds in the portfolio helped it outperform its benchmark, the Barclays Capital 5-Year Municipal Bond Index (6.93%) by 3.71% for the year. The Fund's 12-month distribution rate was +4.43%

Tax-Free Income (+10.73%)
Higher weightings in housing, education and other revenue bonds provided significant income and principal returns for the Fund. The Fund's 12-month distribution rate was 4.66%.

Large Cap Growth (-0.53%)
Holdings that helped performance were Chevron (+20.28%), McDonalds (+34.66%) and Intuitive Surgical (+79.64%). Owning Goldman Sachs (-45.6%) and Ciena Corp. (-42.52%) and not owning Exxon Mobil negatively impacted returns.

Mid Cap Growth (-6.53%)
Stock selection in retail trade such as Ulta Salon Cosmetics (+90.94%) and Macy's (+28.85%) boosted performance. Electronic technology holdings were a drag on the Fund's return.

Small Cap Growth (-0.23%)
Although performance was slightly negative for the year, the Fund outperformed its benchmark, the Russell 2000 Growth Index (-2.91%), due primarily to stock selection in the retail trade, health technology and consumer durables sectors.

Dividend Growth Class I (+3.29%)
Holdings such as Goodrich (+39.10%) and IBM (+27.40%) aided performance. Being underweight in banks such as Bank of America (-58.13%) and Citigroup (-44.33%) also contributed to the Fund's outperformance relative to its benchmark, the S&P 500 Index (+2.11%). The Fund's 12-month distribution rate was +1.48%.

Global Dividend Growth Class I (-2.58%)
Stock picks in the U.S. (McDonald's +34.66%, TJX Cos. +47.35%) and U.K. (Pearson PLC ADS +23.01%, Diageo PLC ADS +21.55%) were positives for the Fund while holdings in Australia (Rio Tinto PLC –30.45%, BHP Billiton Ltd. –22.21%) and Denmark (Pandora A/S -84.6%) detracted from performance. The Fund's 12-month distribution rate was +1.50%.

International Growth (-10.80%)
A difficult year for most of Europe, Japan and a number of other countries is reflected in the performance of the MSCI EAFE Growth Index (-12.14%), the Fund's benchmark. Weightings in Canada, the U.S., U.K. and China gave the Fund an edge versus its benchmark.

Developing Markets Growth (-18.48%)
Higher weightings in Brazil and China as well as strong stock selections in those countries aided the Fund's performance in a down market. The Fund's benchmark, the MSCI Emerging Markets Index, was down -20.41%.

Balanced Fund (+2.04%)
The Fund performed in line with the S&P 500 Index (+2.11%), but finished below the Barclays Capital Aggregate Bond Index (+7.84%) as Treasuries and other fixed income markets posted another strong year.

Go Paperless!

Access your Sit Mutual Funds statements, prospectuses and other documents via our secure website(www.sitfunds.com), where documents are available three to five days sooner than through the mail.

Enrollment via Account Access on our website. Just choose E-Delivery and select which documents you prefer to receive electronically. Please call an Investor Services Representative at 800-332-5580 if you need any assistance.

Cost Basis Reporting

Beginning in 2012, mutual fund companies will be required to report cost basis information to their shareholders and the IRS for sales of shares that were acquired after December 31, 2011. Shareholders will be responsible for choosing the method of cost basis calculation as well as reporting the data on Schedule D of their tax return. The cost basis information will be shown on tax form 1099-B along with other transaction details.

Sit Mutual Funds will offer numerous calculation methods so shareholders will have the flexibility to choose the most advantageous method for their situation. For more information, please call an Investor Services Representative at 800-332-5580.

Investment Outlook and Strategy Summary by Roger J. Sit - Chairman and President



Despite mounting economic uncertainties in key regions of the world, recent U.S. economic data has been supportive of stable, albeit modest, Gross Domestic Product (GDP) growth over the near term. The final estimate of third quarter 2011 real GDP growth was revised down to +1.8% from the previous estimate of +2.0%. (The advance estimate of 4Q2011 GDP was 2.8%, lower than the expected 3.2%.)

Consumer spending, which accounts for slightly over 70% of the GDP calculation, continues to post modest gains. While housing has yet to show improvement, auto sales have moved sequentially higher as consumers finally begin to replace older vehicles. Finally, the manufacturing sector continues to expand at a slow, but steady, pace. Overall, we expect "more of the same" in 2012: subpar economic growth, modest employment gains, and subdued inflation.

Data has pointed to improvement in the job market, with gains in private payrolls only somewhat dampened by losses in the public sector. The January nonfarm payrolls report, released on February 3rd, showed that the economy added 243,000 jobs during the month. The unemployment rate declined further to 8.3%..

Inflation, as measured by the headline Consumer Price Index for all Urban Consumers (CPI), was unchanged in November following an October decline of -0.1%. Year-over-year, the +3.4% November increase was the slowest pace since April 2011. Core CPI, which excludes the volatile food and energy sectors, increased +0.2% in November and followed a +0.1 increase in October. The +2.2% year-over-year change in core CPI was the highest since October 2008 and warrants close monitoring.

The U.S. dollar has rebounded off the all-time lows reached this past summer, as it continued to benefit from the flight to quality that U.S. financial markets experienced. This benefit is likely to dissipate as the longer-term U.S. fiscal difficulties re-emerge as the key drivers of the dollar.

We have adjusted our estimates for real U.S. GDP growth upward as a result of the recent increasing strength in economic data. However, we expect both internal and external factors, such as the still-unresolved issues in Europe, to create intermittent headwinds for the U.S. economy. Our adjustments, along with the most recent government revisions, yield 2011 annual real GDP growth of +1.7% and +2.0% in 2012. This is a slight increase over our previous estimate of +1.9% for 2012.

As our forecast for a subpar recovery within the U.S. continues to unfold, we expect elevated levels of volatility to continue in financial markets, particularly as external factors like the European debt crisis continue to create headwinds for the U.S. and other parts of the world.

Fixed Income Markets

In early 2011, U.S. Treasury yields declined as a result of reduced fears about inflation brought about by the Federal Reserve's ending of its money-printing initiative QE2. As 2011 progressed, negative investor sentiment grew as a result of concerns over macroeconomic turmoil in Europe and a U.S. government debt downgrade, which renewed investor flight to quality and pushed yields lower.

The Federal Reserve's 3rd quarter initiation of its "Operation Twist" policy, which is to sell shorter maturity U.S. Treasuries to fund the purchase of additional longer-maturity U.S. Treasuries, drove a flattening in the yield curve as well. Specifically, the 2-Year U.S. Treasury note yield was 0.24% at year-end, down approximately -3 basis points from the previous quarter end and -35 basis points from the previous year end. The 30-Year U.S. Treasury Bond yield ended the year at 2.89%, down approximately -2 basis points for the quarter and -1.44% below its 2011 year-end level. Taxable bonds were strong performers in 2011.

Tax-exempt yields fell modestly during the fourth quarter and fell significantly for the year. Municipal bond performance was up modestly for the quarter and significantly for the year.

Looking forward, we expect short-term rates to remain low for all of 2012, as slow growth and uncertainties regarding Europe's fiscal problems will encourage the Fed to remain highly accommodative.

In taxable fixed income portfolios, we expect to become more defensive against the eventual rise in longer-term U.S. Treasury yields after Operation Twist comes to a close in the spring. Our investment strategy in municipal portfolios remains focused on income, which we believe is the primary source of return over longer periods of time.

Equity Markets

U.S. equity markets turned in solid performance in December, concluding a difficult year on a positive note. Large capitalization stocks outperformed small and medium capitalization issues for both December and the year, but small and mid cap stocks outperformed in the fourth quarter. Growth stocks underperformed their value counterparts in December and the 4th quarter. For the year, large cap and small cap growth outperformed their value peers, while mid cap growth slightly underperformed value.

In international equity markets, calculated in U.S. dollar terms, the U.S. ranked 4th out of 33 countries for 2011, a significant improvement over its rank of 14th in 2010. In 2011, the U.S. continued to benefit from investor flight to safety. The other countries in the top 5 for 2011 were the Philippines, Indonesia, Ireland, and New Zealand. As anticipated last quarter, Europe continued to slow during the last three months of 2011, but was more than expected.

Although stock prices may experience another roller coaster year in 2012, our research staff remains committed to identifying investment opportunities that will serve our shareholders well over the long term. Our domestic and international equity portfolios are maintaining holdings in diversified, high-quality, growth-oriented common stocks.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

2011 Tax Information

Completed Federal Form	Information	Recipients in Tax Year 2011	Date Mailed to Shareholders
1099-DIV	Reports ordinary dividends, including qualified dividends and short-term and long-term capital gain distributions for taxable accounts.	Shareholders invested in Sit Mutual Funds that realized capital gains and dividend income in 2011: the U.S. Government Securities and Balanced Funds; and the Large Cap, Developing Markets, International, Dividend (Class I and S) and Global Dividend (Class I and S) Growth Funds; Tax-Free and Minnesota Tax-Free Income Funds.	By 2/6/2012
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made account transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	By 2/15/2012
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	Mailed on 1/25/2012
1099-INT	Provides tax-exempt income information.	Shareholders who were invested in the Tax-Free Income and Minnesota Tax-Free Income Funds.	By 2/15/2012
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	By 5/31/2012

Retirement Plan Contribution Limits

The deadline for making a Traditional or Roth IRA contribution for the 2011 tax year is April 17, 2012. SEP IRA contributions must be made by your tax filing due date, plus extensions.

2011 Contribution Limits		
	Under Age 50	50 or over
Traditional & Roth IRA	$5,000	$6,000
401(k)	$16,500	$22,000
SIMPLE IRA	$11,500	$14,000
SEP IRA	The lesser of 25% of income or $49,000	

2012 Contribution Limits		
	Under Age 50	50 or over
Traditional & Roth IRA	$5,000	$6,000
401(k)	$17,000	$22,500
SIMPLE IRA	$11,500	$14,000
SEP IRA	The lesser of 25% of income or $50,000	

2011 Year-End Distributions

Mutual funds are required to distribute net realized capital gains and income each year. We paid these amounts this year on December 16th (to shareholders of record on December 15th). This year's distributions are provided in the box at the right.

The Sit Fixed Income Funds pay regular monthly income distributions, but will not be paying a capital gain.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Sit Mutual Funds that did not have any realized net capital gains or income.

The 2011 year-end distributions are also available on our website at www.sitfunds.com. You may also contact an Investor Services Representative at 1-800-332-5580 for this information.

2011 Sit Mutual Funds Distributions

Sit Mutual Fund	Amount Per Share: Long-Term Capital Gains	Amount Per Share: Dividend*
Mid Cap Growth	$0.00	$0.00
Large Cap Growth	$0.00	$0.32
Small Cap Growth	$0.00	$0.00
Balanced	$0.00	$0.03**
Developing Markets Growth	$1.65	$0.06
International Growth	$0.00	$0.23
Dividend Growth Class I	$0.10	$0.06**
Dividend Growth Class S	$0.10	$0.05**
Global Dividend Growth Class I	$0.15	$0.04**
Global Dividend Growth Class S	$0.15	$0.04**

*Dividends are estimated to be "qualified" for tax purposes, which means they are taxed at a maximum of 15%. Any portion of the dividends that are not considered qualified will be taxed at ordinary income tax rates. This information is subject to change without notice.

**The Sit Balanced, Dividend Growth, and Global Dividend Growth Funds pay dividends quarterly. This is the regular, quarterly dividend.

Note: Numbers are rounded to nearest cent. See your Form 1099-DIV for the exact distribution.

Fixed Income

Fixed income markets capped off a strong year with solid performance in December. U.S. Treasury yields were essentially unchanged during the 4th quarter, but ended 2011 well below the year-end levels of 2010.

The broad-based taxable bond benchmark, the Barclays Capital U.S. Aggregate Bond Index, turned in a strong performance for the year. The Index returned +1.1% for the 4th quarter and +7.8% for the year. Longer duration sectors generally outperformed over both periods. The U.S. Treasury sector was the best performing sector for the year, benefitting from the flight to quality trend.

We expect short-term rates to remain low for all of 2012, as slow growth and uncertainties regarding Europe's fiscal problems will encourage the Fed to remain highly accommodative. We expect longer-maturity U.S. Treasury yields to rise modestly as Operation Twist comes to a close in Spring 2012, and we intend to become more defensive against the eventual rise in longer-term U.S. Treasury yields after the first quarter.

Tax-exempt municipals posted strong returns during the year, as evidenced by the +10.7% return for the Barclays Municipal Bond Index. Tax-exempt yields remain at levels not seen since October 2010, after which heavy supply, combined with a massive withdrawal of funds from the municipal sector due to increased credit concerns, contributed to a sharp rise in yields.

With the historically steep tax-exempt yield curve, we continue to position portfolios modestly longer than their corresponding benchmarks. Tax-exempt issues remain a good value when expressed as a percentage of comparable maturity Treasuries, particularly for longer maturities. We are focused on income and believe that diversification is key to managing credit risk, particularly as state and local issuers continue to adjust to fiscal challenges.

Equities

Stocks ended 2011 on a positive note, with a fourth quarter rally capping off a highly volatile year in financial markets. Most equity indices posted a double-digit decline during the third quarter of 2011, followed by a double-digit gain in the final quarter. The European sovereign debt crisis took center stage during the second half of the year, with a moderation in growth in developing economies, particularly China, causing additional concern.

Without question, Europe is going to be the focal point for both economists and investors in 2012. With confidence eroding and austerity measures impacting many regions within Europe, our expectation is that a modest recession is likely in Euroland in 2012. The central issue remains elevated debt levels in several countries, particularly Portugal, Italy, Ireland, Greece and Spain (the PIIGS). These countries are finding it very difficult to issue debt, as investors are demanding sky-high interest rates to compensate for the risk of default. Since many large European banks (even in Germany and France) hold large amounts of debt in the PIIGS nations, a default could severely damage capital positions. Simply put, it is critical that policymakers implement a comprehensive solution to the crisis before the economic fallout becomes more painful. With the U.S. economy growing only modestly and China's growth decelerating, a severe recession in Europe could well spread globally. Outside Europe, China represents the other major "wild card" in 2012. While Chinese economic growth remains robust, there has been a slowdown in recent quarters, largely due to the government's actions to intentionally slow the pace of growth due to inflation concerns. While we expect China to successfully engineer a soft landing, external factors present the biggest downside risk to the country's economic growth. Again, a central risk is Europe. The European region is China's largest trading partner, and a sharp recession will have a direct negative impact on the Chinese economy.

While investors remain cautious given the multitude of challenges to overcome, there are still many factors that can push stock prices higher in the year ahead. First, as previously discussed, economic data within the U.S. has been relatively strong over the past few months, as even the beleaguered job market is showing some signs of life. Second, the rate of inflation has cooled and interest rates remain at very low levels. Third, corporate earnings should continue to grind higher, albeit at a decelerating rate. Fourth, valuations for stocks appear quite reasonable. For example, we estimate that the median price-earnings ratio for stocks within the S&P 500® has fallen from 14.4x projected earnings one year ago to 12.8x today. This current P/E appears very reasonable relative to history and the current low levels of interest rates and inflation. And finally, corporations are flush with cash (nearly $2.1 trillion rests on corporate balance sheets), and companies are generating record levels of free cash flow. This should support higher dividends and significant share repurchases in the year ahead.

Since volatility is likely to continue in the year ahead, we believe it is prudent to remain diversified among sectors, with a bias towards those benefiting from the slow, but steady, improvement in economic conditions. Throughout the Sit Equity Funds, some favored sectors include electronic technology, energy minerals and producer manufacturing. These are all areas benefiting from growth in emerging markets and a cyclical improvement in capital spending in many regions of the world. Regardless of sector, however, our focus remains on firms that have strong balance sheets, free cash flow generation, and business models that offer sustainable growth even in a low growth economic environment.

Outside the U.S., we continue to be underweighted in Europe, favoring the U.K. and non- euro countries that are experiencing relatively stronger growth and are less impacted by the financial crisis on the continent. We remain cautious about Japan, while favoring China and faster growing economies within Asia. Latin America also remains an emphasis within international Funds.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit U.S. Government Securities Fund

As of December 31, 2011

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	0.03	2.72	5.12	5.48	4.43	6.38	3.19	2.87
Barclays Capital Interm.Gov't Index	0.68	6.08	3.54	5.86	4.89	6.58		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
U.S. Government Securities	5.79	1.19	3.35	2.49	4.13	6.92	5.13	7.78	4.91	2.72
Barclays Capital Interm. Gov't Index	9.64	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08

PORTFOLIO SECTOR ALLOCATION (%)

CMO	50.7
FNMA Pass-Through	24.8
FHLMC Pass-Through	10.9
GNMA Pass-Through	6.4
Asset-Backed	1.5
U.S. Treasury/Federal Agency	1.8
Cash & Other Net Assets	3.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,539.5
Average Maturity:	22.2 Years
Effective Duration:	2.2 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Mark H. Book, CFA, 25 years
Bryce A. Doty, CFA, 21 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital Intermediate Government Index is a sub-index of the Barclays Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Capital Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining materities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of December 31, 2011

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 44 years
- Debra A. Sit, CFA, 30 years
- Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Tax-Free Income	2.24	10.73	11.58	3.25	3.56	5.31	4.98	4.66
Barclays Capital 5-Year Muni Index	1.45	6.93	5.90	5.72	4.88	5.79		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Tax-Free Income	5.69	2.87	3.96	3.30	3.54	0.26	-15.77	22.42	2.49	10.73
Barclays Capital 5-Year Muni Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93

PORTFOLIO SECTOR ALLOCATION (%)

Other Revenue	15.5
Education/Student Loan	14.5
Single Family Mortgage	13.0
Hospital / Health Care	12.3
Multi Family Mortgage	11.4
Closed-End Mutual Funds	7.5
Insured	5.9
General Obligation	4.8
Sectors Less Than 4.0%	11.4
Cash and Other Net Assets	3.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$148.7
Tax-Equivalent Yield:	7.66%
Average Maturity:	16.2 Years
Duration to Estimated Avg. Life:	6.2 Years
Implied Duration:	7.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2011

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Minnesota Tax-Free Income	1.96	10.64	11.69	4.67	4.79	5.06	4.32	4.43
Barclays Capital 5-Year Muni Bond Index	1.45	6.93	5.90	5.72	4.88	5.04		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Minnesota Tax-Free Income	7.06	4.42	3.68	4.44	4.92	1.04	-10.75	22.04	3.18	10.64
Barclays Capital 5-Year Muni Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO SECTOR ALLOCATION (%)

Hospital / Health Care	19.0
Single Family Mortgage	17.5
Multi Family Mortgage	17.0
Education/Student Loan	11.4
Other Revenue	10.1
Utility	5.6
Insured	3.9
Municipal Lease	2.9
Sectors Less Than 2.5%	8.6
Cash and Other Net Assets	4.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$318.0
Tax-Equivalent Yield:	7.21%
Average Maturity:	16.0 Years
Duration to Estimated Avg. Life:	5.3 Years
Implied Duration:	7.1 Years

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of December 31, 2011

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 21 years
- Bryce A. Doty, CFA, 21 years
- John M. Bernstein, CFA, 19 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Capital Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	6.52	2.04	11.56	2.33	3.27	6.16
S&P 500® Index	11.82	2.11	14.11	-0.25	2.92	7.69
Barclays Capital Aggregate Bond Index	1.12	7.84	6.77	6.50	5.78	6.27

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Balanced	-18.59	19.20	9.22	7.51	7.88	10.52	-26.88	23.12	10.51	2.04
S&P 500® Index	-22.10	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11
Barclays Capital Aggregate Bond Index	10.25	4.10	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Chevron Corp.	2.2
Apple, Inc.	2.1
International Business Machines Corp.	2.0
Occidental Petroleum Corp.	1.8
Qualcomm, Inc.	1.7

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 3.09%, 8/15/20	2.2
GNMA, 7.50%, 9/16/35	1.1
FHLMC, 7.50%, 6/15/30	1.0
Procter & Gamble ESOP, 9.36%, 1/1/21	1.0
Cont Air EETC 09-1-A-SF EETC, 9.00%, 7/8/16	0.9

PORTFOLIO ALLOCATION (%)

Stocks	61.5
Bonds	33.2
Cash and Other Net Assets	5.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.7
Number of Holdings:	166

Sit Large Cap Growth Fund

As of December 31, 2011

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	9.53	-0.53	12.19	1.22	2.35	9.31
Russell 1000® Growth Index	10.61	2.64	18.02	2.50	2.60	10.27

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Large Cap Growth	-30.58	26.34	12.79	9.59	9.54	14.14	-34.10	28.14	10.79	-0.53
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	4.8	Occidental Petroleum Corp.	2.8
International Business Machines Corp.	4.4	Oracle Corp.	2.5
Google, Inc.	3.4	Coca-Cola Co.	2.5
Qualcomm, Inc.	3.4	McDonald's Corp.	2.3
Chevron Corp.	3.3	Philip Morris International, Inc.	2.3
		Total	31.7

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	17.8
Technology Services	13.0
Consumer Non-Durables	11.0
Producer Manufacturing	9.4
Retail Trade	8.8
Energy Minerals	8.6
Health Technology	8.1
Process Industries	4.2
Sectors Less Than 4.0%	17.7
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$273.9
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	87.2
Median Market Cap (Billions):	26.8
Turnover Rate:	7.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Ronald D. Sit, CFA, 27 years
Michael J. Stellmacher, CFA, 20 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of December 31, 2011

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 21 years
- Kent L. Johnson, CFA, 23 years
- Matthew T. Loucks, CFA, 16 years
- Robert W. Sit, CFA, 20 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	11.35	-6.53	17.22	0.91	3.42	11.37
Russell Midcap® Growth Index	11.24	-1.65	22.06	2.44	5.29	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Mid Cap Growth	-34.64	38.51	17.02	15.27	9.56	18.87	-45.34	35.59	27.10	-6.53
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ecolab, Inc.	2.5	Coach, Inc.	2.0
TJX Cos., Inc.	2.1	Ulta Salon Cosmetics & Fragrance, Inc.	2.0
Cognizant Technology Solutions Corp.	2.0	Intuitive Surgical, Inc.	1.8
Cummins, Inc.	2.0	Tupperware Brands Corp.	1.8
ANSYS, Inc.	2.0	Allergan, Inc.	1.8
		Total	19.9

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	11.2
Technology Services	10.2
Health Technology	10.1
Retail Trade	9.4
Electronic Technology	9.0
Process Industries	9.0
Finance	8.2
Consumer Non-Durables	5.4
Sectors Less Than 5.0%	25.7
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$137.1
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	$11.1
Median Market Cap (Billions):	$7.6
Turnover Rate:	9.8 %

Sit Small Cap Growth Fund

As of December 31, 2011

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	12.81	-0.23	19.11	3.03	4.65	10.07
Russell 2000® Growth Index	14.99	-2.91	19.00	2.09	4.48	6.11

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Small Cap Growth	-26.22	34.57	6.79	18.52	7.99	20.43	-42.96	33.06	27.28	-0.23
Russell 2000® Growth Index	-30.27	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.4	ANSYS, Inc.	2.0
Northern Oil and Gas, Inc.	2.3	Casey's General Stores, Inc.	2.0
Alexion Pharmaceuticals, Inc.	2.2	Concur Techonologies, Inc.	1.9
UltaSalonCosmetics&Fragrance,Inc.	2.1	Informatica Corp.	1.8
Tupperware Brands Corp.	2.1	Syntel, Inc.	1.8
		Total	20.7

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	14.6
Technology Services	12.4
Producer Manufacturing	11.7
Electronic Technology	9.3
Retail Trade	8.4
Finance	7.8
Industrial Services	6.1
Consumer Durables	5.3
Sectors Less Than 5.0%	23.0
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$70.3
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	$4.0
Median Market Cap (Billions):	$2.8
Turnover Rate:	13.5%

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 21 years
- Kent L. Johnson, CFA, 23 years
- Matthew T. Loucks, CFA, 16 years
- Robert W. Sit, CFA, 20 years
- Michael J. Stellmacher, CFA, 20 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of December 31, 2011

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Kent L. Johnson, CFA, 23 years
Michael J. Stellmacher, CFA, 20 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	12.67	3.29	14.74	3.72	7.03	1.90	1.48
S&P 500® Index	11.82	2.11	14.11	-0.25	3.63		
Class S Shares	12.56	2.98	14.44	n/a	4.91	1.66	1.26
S&P 500 Index	11.82	2.11	14.11	n/a	1.63		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59	16.43	3.29
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25	16.19	2.98
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chevron Corp.	3.5	Occidental Petroleum Corp.	2.2
International Business Machines Corp.	3.0	PepsiCo, Inc.	2.2
Qualcomm, Inc.	2.3	Johnson & Johnson	1.8
Verizon Communications, Inc.	2.3	Pfizer, Inc.	1.8
Procter & Gamble Co.	2.3	JPMorgan Chase & Co.	1.6
		Total	23.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.0
Consumer Non-Durables	9.9
Health Technology	9.9
Energy Minerals	9.8
Electronic Technology	9.0
Producer Manufacturing	9.0
Technology Services	4.9
Retail Trade	4.6
Sectors Less Than 4.0%	25.6
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$390.1
S Share Assets (Millions):	$74.8
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$70.0
Median Market Cap (Billions):	$26.2
Turnover Rate:	20.6 %

Sit Global Dividend Growth Fund

As of December 31, 2011

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	10.73	-2.58	7.98	1.93	1.50
Class S Shares	10.61	-2.89	7.70	1.68	1.26
Composite Index	8.38	-3.78	2.86		
S&P 500® Index	11.82	2.11	4.66		
MSCI EAFE Index	3.33	-12.14	-0.04		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011
Class I Shares	-5.25	24.65	11.58	-2.58
Class S Shares	-5.31	24.40	11.32	-2.89
Composite Index	-21.11	28.67	12.21	-3.78
S&P 500 Index	-21.94	26.47	15.06	2.11
MSCI EAFE Index	-19.95	31.78	7.75	-12.14

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.4
Energy Minerals	11.2
Health Technology	10.6
Producer Manufacturing	9.7
Consumer Non-Durables	8.5
Electronic Technology	7.9
Retail Trade	6.3
Communications	4.9
Sectors Less Than 4.0%	26.3
Cash and Other Net Assets	1.2

PORTFOLIO COUNTRY ALLOCATION (%)

United States	59.7
United Kingdom	11.7
Switzerland	5.3
Australia	4.3
Germany	2.8
Canada	2.4
France	2.3
Ireland	2.3
7 Countries Less Than 2.3%	8.0
Cash and Other Assets	1.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
International Business Machines Corp.	2.8
Chevron Corp.	2.7
BHP Billiton, Ltd., ADR	2.5
Verizon Communications, Inc.	2.5
Rogers Communications, Inc.	2.4
Royal Dutch Shell, PLC, ADR	2.2
Qualcomm, Inc.	2.1
McDonald's Corp.	2.0
GlaxoSmithKline, PLC, ADR	2.0
SGS SA	2.0
Total	12.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$7.5
S Share Assets (Millions):	$2.0
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$75.0
Median Market Cap (Billions):	$40.1
Turnover Rate:	13.8 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Kent L. Johnson, CFA, 23 years
Raymond E. Sit, 19 years
Michael J. Stellmacher, CFA, 20 years
Tasha M. Murdoff, 16 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of December 31, 2011

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 21 years
- Janet K. Kinzler, 18 years
- Tasha M. Murdoff, 16 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	7.15	-10.80	7.63	-4.46	0.96	3.18
MSCI EAFE Growth Index	3.92	-12.11	8.47	-3.16	4.27	3.12

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
International Growth	-29.84	28.70	12.97	14.67	18.19	16.08	-44.99	27.65	9.51	-10.80
MSCI EAFE Growth Index	-16.02	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.4
Producer Manufacturing	14.4
Consumer Non-Durables	11.7
Energy Minerals	8.4
Health Technology	7.3
Non-Energy Minerals	6.7
Communications	5.1
Retail Trade	4.7
Sectors Less Than 4.0%	24.5
Cash and Other Net Assets	2.8

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.6
Switzerland	13.3
Japan	10.3
Australia	7.5
France	6.8
Germany	6.5
China/Hong Kong	5.2
Canada	4.1
14 Countries Less Than 4.1%	20.9
Cash and Other Assets	2.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
BHP Billiton, Ltd.	3.8
Royal Dutch Shell, PLC, ADR	3.7
Nestle SA	3.2
Diageo, PLC, ADR	3.0
Reckitt Benckiser Group, PLC	2.5
SGS SA	2.4
Honda Motor Co., Ltd.	2.2
Pearson, PLC, ADR	2.2
GlaxoSmithKline, PLC, ADR	2.2
Syngenta, AG	2.1
Total	27.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$19.5
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$54.9
Median Market Cap (Billions):	$33.5
Turnover Rate:	12.8 %

Sit Developing Markets Growth Fund

As of December 31, 2011

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	5.59	-18.48	17.55	0.45	9.59	4.59
MSCI Emerging Markets Index	4.08	-20.41	17.35	0.08	11.19	3.77

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Developing Markets Growth	-18.37	45.96	16.54	33.77	31.59	40.72	-55.26	73.97	14.53	-18.48
MSCI Emerging Markets Index	-7.97	51.59	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.1
Energy Minerals	13.7
Non-Energy Minerals	13.2
Consumer Non-Durables	10.2
Electronic Technology	8.5
Communications	8.4
Consumer Services	7.9
Retail Trade	5.6
Sectors Less Than 5.5%	17.0
Cash and Other Net Assets	1.4

PORTFOLIO COUNTRY ALLOCATION (%)

Brazil	22.9
China/Hong Kong	21.2
South Korea	13.2
South Africa	6.7
Australia	5.8
Mexico	4.6
India	4.4
Taiwan	4.3
10 Countries Less Than 4.3%	15.5
Cash and Other Assets	1.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	4.0
Cia de Bebidas das Americas, ADR	3.9
Vale SA, ADR	3.9
BHP Billiton, Ltd., ADR	3.8
Petrobras	3.2
Banco Bradesco SA	3.0
CNOOC, Ltd., ADR	2.8
Southern Copper Corp.	2.7
Bangkok Bank PCL	2.3
Shinhan Financial Group Co., Ltd.	2.2
Total	31.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.1
Number of Holdings:	60
Wtd. Avg. Market Cap (Billions):	$34.8
Median Market Cap (Billions):	$15.0
Turnover Rate:	7.8 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Raymond E. Sit, 19 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI Emerging Markets Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

2012 Investment Seminars

You and your guests are invited to attend any of the three investment seminars Sit Mutual Funds is offering in 2012. Each seminar will be held at two different locations and times on the dates scheduled, except additional sessions scheduled due to demand. Breakfast will be served at the morning seminars and lunch at the noon sessions.

To reserve your place, send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554. A reservation is required.

Morning Session	Noon Session
7:30 - 8:30 a.m.	12:00 - 1:00 p.m.
Edina Country Club 5100 Wooddale Avenue Edina, MN 55424	Sit Investment Associates Offices 3300 IDS Center, 80 S. 8th Street Minneapolis, MN 55402

2/28/12 3/1/12	Managing Your Investments in Unpredictable Times (2/28/12 PM session full. Additional PM session scheduled on 3/1/12.) With ultralow interest rates, a volatile stock market and a mind-numbing tax code, what's an investor to do? Attend this seminar to learn how to bring some stability to your investment portfolio while minimizing your tax bill.
3/27/12 3/29/12	Drawing Down Your Nest Egg and Optimizing Cash Flow in Retirement (3/27/12 PM session full. Additional PM session scheduled on 3/29/12.) In today's environment, it can be challenging to determine how best to draw down your nest egg while trying to preserve it for the future. Attend this seminar to learn some new ideas on how to manage these priorities.
4/24/12	Communicating to Kids and Young Adults about Dollars and Sense Concerned that your loved ones have no clue when it comes to handling money? Believe me, you're not alone! Attend this seminar to learn how you can strengthen the financial world of your loved ones — and maybe yours, too.